Honda Motor Co., Ltd.

No. 1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556

Japan

September 16, 2009

Ms. Linda Cvrkel

Branch Chief, Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:	Honda Motor Co. Ltd. Form 20-F for the fiscal year ended March 31, 2009 File No. 1-7628

Dear Ms. Cvrkel:

We have received the staff’s comment letter of September 3, 2009, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2009.

After reviewing the comments with our independent accountants and our U.S. counsel, we determined that we could not respond within the 10 business days requested by the staff. In addition, September 21, 22 and 23 are national holidays in Japan. We believe that we can provide complete responses to the staff’s comments by October 7, and respectfully request that you permit us to submit our responses by this date.

We also respectfully request that the staff copy all future correspondence to us to 2-1-1 Minami-Aoyama, Minato-ku, Tokyo 107-8556, Japan, Honda Motor Co., Ltd. Consolidation Accounting Division, Fax no. 81-3-5412-1128.

Should you have any questions or wish to discuss the foregoing, please contact Masafumi Suzuki, Consolidation Accounting Manager. We appreciate your cooperation.

Very truly yours,
/s/ Kunio Endo
Kunio Endo
General Manager of Accounting Division

cc:	Heather Clark

Claire Erlanger

(Securities and Exchange Commission)

Izumi Akai

Yoichiro Taniguchi

Gwen Snorteland

(Sullivan & Cromwell LLP)